United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release Vale informs that Extraordinary General Meeting for changes to the Bylaws will take place on March 12th Rio de Janeiro, February 9, 2021 - Vale S.A ("Vale") informs that the Company's Board of Directors approved the cancellation of the Extraordinary General Meeting, originally scheduled for March 1, 2021, pursuant to the publication of the notice, which would deal with the reform of the Company's Bylaws ("EGM"). At the same meeting of the Board of Directors, the call of a new Extraordinary General Meeting was approved and will be held on March 12, 2021. The decision to change the resolutions format to the new Extraordinary General Meeting was motivated by Vale's active listening to the considerations received from the Company's shareholders, in order to make certain amendments to the By-Laws more flexible so that they can be approved individually in the Company's Distance Voting Ballot. Due to the cancellation of the previously called Extraordinary General Meeting, the remote voting bulletins of the cancelled Extraordinary General Meeting will be discarded. Vale has also published on its website the document "Frequently Asked Questions" on the topics of the Meeting. All documentation pertinent to the matters to be deliberated at the EGM remains at the disposal of shareholders at the website of Vale and CVM. Click here to access them. Finally, the Company clarifies that the Ordinary General Meeting, to be help on April 30, 2021, is maintained. Luciano Siani Pires Executive Officer of Investor Relations Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement. For further information, please contact: Vale.RI@vale.com Ivan Fadel: ivan.fadel@vale.com Andre Werner: andre.werner@vale.com Mariana Rocha: mariana.rocha@vale.com Samir Bassil: samir.bassil@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: February 09 2021		Head of Investor Relations